                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  Schedule TO
                                Amendment No. 2

                                (RULE 14D-100)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934.

                               Interwoven, Inc.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

         Options to Purchase Common Stock, par value $0.001 Per Share,
                        (Title of Class of Securities)

                                    N/A/+/
                     (CUSIP Number of Class of Securities)

                                David M. Allen
         Senior Vice President, Chief Financial Officer and Secretary
                               Interwoven, Inc.
                            1195 W. Fremont Avenue
                          Sunnyvale, California 94087
                                (408) 774-2000
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:
                             Horace L. Nash, Esq.
                           Nicholas S. Khadder, Esq.
                              Fenwick & West LLP
                             Two Palo Alto Square
                             Palo Alto, CA  94306
                                (650) 494-0600

                           CALCULATION OF FILING FEE

     Transaction Valuation*                             Amount of Filing Fee**
------------------------------------------------------------------------------
          $303,935,104                                         $60,788
------------------------------------------------------------------------------

 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 31,759,154 shares of common stock of Interwoven, Inc. will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the securities proposed to be acquired. The value of the securities proposed to be acquired was calculated to be $9.57 based on the Black-Scholes option pricing model.

 ** Previously Paid

[_] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________________________________________________
Form or Registration No.:______________________________________________________
Filing Party:__________________________________________________________________
Date Filed:____________________________________________________________________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

/+/ There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 46114T 10 2.


    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Interwoven, Inc. ("Interwoven") with the Securities and Exchange Commission on April 20, 2001 (the "Schedule TO") relating to an offer by Interwoven to exchange all Interwoven employee stock options that are currently outstanding for new options that will be granted under the Interwoven 1999 Equity Incentive Plan and 2000 Stock Incentive Plan upon the terms and subject to the conditions described in the Option Exchange Memorandum and the Summary of Terms (previously filed as Exhibits (a)(1) and (a)(2) to the Schedule
TO).  This amendment reports the results of the exchange program.

    The exchange program expired at 5:00 p.m. Pacific Daylight Time on Friday, May 18, 2001. Interwoven accepted for exchange options to purchase an aggregate of 5,158,183 shares of its common stock, representing 16.6% of the shares subject to options that were eligible for exchange in the exchange offer. Subject to the terms and conditions described in the Option Exchange Memorandum, Interwoven will issue New Options to purchase an aggregate of 2,579,091 shares of Interwoven's common stock to an aggregate of 238 option holders.
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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2001
                                    INTERWOVEN, INC.

                                    /s/ David M. Allen
                                    --------------------------------------
                                    David M. Allen
                                    Senior Vice President, Chief Financial
                                    Officer and Secretary